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May 11, 2016

VIA EDGAR

Ms. Pamela Long
Assistant Director
Office of Manufacturing and Construction
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, DC  20549

Re:                             Brookfield Business Partners L.P.
Registration Statement on Form F-1
Response dated May 6, 2016
File No. 333-207621

Dear Ms. Long:

On behalf of our client, Brookfield Business Partners L.P. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of May 11, 2016 (the “Comment Letter”) to Craig Laurie with respect to the Company’s Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form F-1 (the “Registration Statement”) and its subsequent response dated May 6, 2016 (the “Response”).

On the date hereof, the Company is filing Amendment No. 5 to the Registration Statement (“Amendment No. 5”) incorporating the revisions described herein and in the Response and includes other changes intended to update, clarify and render more complete the information contained therein. For the convenience of the Staff and to facilitate the Staff’s review of Amendment No. 5, the Company is supplementally providing with this letter four copies of marked pages that indicate the changes from Amendment No. 4 as filed on April 29, 2016.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following each numbered comment. Unless otherwise noted, page references in the text of this letter correspond to the pages in Amendment No. 5. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 5.

Registration Statement on Form F-1 as Amended filed April 29, 2016

Supplementary Information on Oil and Gas (Unaudited)

Net Proved Reserves, page F-54

1.                          We have read your response to comment three from our letter dated May 5, 2016. We note the illustration of your proposed revised disclosure, provided in Annex A, does not appear to include an explanation for the significant line item changes in net proved reserves for each of the periods presented. We reissue our prior comment relating to the periods ending December 31, 2013 and 2014 and refer you to the explanations previously disclosed in Amendment No. 3 to Form F-1.

Response.

The Company has revised the disclosure on pages F-55 and F-56 to address the Staff’s comment.

Exhibit 5.1

2.                          Please have counsel revise the first sentence of the first paragraph under the heading “Disclosure” on page four of the opinion to remove the limitation on persons who may rely on the opinion. Note that we are not objecting to a limitation on the purpose of the opinion to its use in connection with the registration statement.

Response.

Counsel has revised the opinion filed as Exhibit 5.1 to address the Staff’s comment.

3.                          Please have counsel revise the second sentence of the second paragraph under the heading “Disclosure” on page four of the opinion to remove the implication that counsel’s opinion may not be relied upon in any legal proceedings other than those brought in Bermuda.

Response.

Counsel has revised the opinion filed as Exhibit 5.1 to address the Staff’s comment.

Yours truly,

/s/ Mile T. Kurta

Mile T. Kurta

Enclosure

cc:                         Chris Ronne
Kevin Stertzel
Anne McConnell
(Securities and Exchange Commission)
Craig Laurie
(Brookfield Business Partners Limited)